Term sheet	Registration Statement No. 333-107792
To prospectus dated August 27, 2003 prospectus supplement dated March 31, 2006	Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus Dated March 31, 2006

Boston Properties Limited Partnership

$400,000,000

3.75% Exchangeable Senior Notes due 2036

Issuer:	Boston Properties Limited Partnership
Issuer of Common Stock:	Boston Properties, Inc.
Ticker:	BXP
Title of Securities:	3.75% Exchangeable Senior Notes Due 2036
Principal Amount Offered:	$400,000,000
Over-allotment Option:	$60,000,000
Principal Amount per Note:	$1,000
Issue price:	100%
Aggregate Underwriting Compensation:	$341,520 (excluding option to purchase up to $60 million of additional notes)
Proceeds Net of Aggregate Underwriting Compensation:	$399,658,480 million (excluding option to purchase up to $60 million of additional notes)
Annual Interest Rate:	3.75% per year
Premium:	20%
Reference Price:	$93.15
Exchange Price:	$111.78 per share of Boston Properties, Inc. common stock
Initial Exchange Rate:	8.9461 shares of Boston Properties, Inc. common stock per $1,000 principal amount of notes
Trustee:	The Bank of New York
Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2006
Maturity Date:	May 15, 2036
Optional Redemption:	On or after May 18, 2013, the issuer may redeem all or part of the notes for cash at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest.
Repurchase at the Holders’ Option:	Holders may require the issuer to repurchase the notes on May 18, 2013 and May 15 of 2016, 2021, 2026 and 2031 at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. Issuer will pay cash for all notes so repurchased.
Fundamental Change:	If the issuer undergoes a fundamental change, holders will have the option to require the issuer to purchase all or any portion of the notes at a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date. Issuer will pay cash for all notes so purchased.
Ranking:	The notes will be senior unsecured obligations of the issuer and will rank equally in right of payment to all existing and future senior unsecured indebtedness and senior to any future subordinated indebtedness of the issuer. The notes will effectively rank junior in right of payment to all existing and future secured indebtedness of the issuer. The notes will be structurally subordinated to all liabilities of the subsidiaries of the issuer.
Use of Proceeds:	The issuer intends to use the net proceeds for the repayment of debt, development opportunities, asset acquisitions and other future investment opportunities.
Listing:	The issuer does not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system.
Trade Date:	March 31, 2006
Settlement Date:	April 6, 2006
CUSIP:	10112R AG 9
ISIN NUMBER:	US10112RAG92
Underwriter:	Morgan Stanley & Co. Incorporated
Adjustment to Shares Delivered upon Exchange upon Fundamental Change	The following table sets forth the stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock Price

Effective Date	$93.15	$95.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00	$170.00	$180.00	$190.00	$200.00	$250.00	$300.00
April 6, 2006	1.7892	1.6690	1.3797	0.9304	0.6111	0.3853	0.2280	0.1216	0.0538	0.0156	0.0007	0.0000	0.0000	0.0000	0.0000
May 18, 2007	1.7870	1.6629	1.3656	0.9078	0.5868	0.3634	0.2103	0.1087	0.0456	0.0116	0.0001	0.0000	0.0000	0.0000	0.0000
May 18, 2008	1.7775	1.6494	1.3435	0.8772	0.5557	0.3362	0.1890	0.0937	0.0365	0.0075	0.0000	0.0000	0.0000	0.0000	0.0000
May 18, 2009	1.7593	1.6259	1.3090	0.8322	0.5112	0.2982	0.1601	0.0742	0.0254	0.0033	0.0000	0.0000	0.0000	0.0000	0.0000
May 18, 2010	1.7391	1.5980	1.2644	0.7715	0.4511	0.2481	0.1234	0.0508	0.0135	0.0003	0.0000	0.0000	0.0000	0.0000	0.0000
May 18, 2011	1.7165	1.5627	1.2017	0.6817	0.3635	0.1783	0.0761	0.0241	0.0029	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 18, 2012	1.6989	1.5212	1.1041	0.5262	0.2180	0.0766	0.0200	0.0018	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 18, 2013	1.7892	1.5802	1.0539	0.1448	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year. In addition, if the stock price is greater than $300 per share (subject to adjustment), the exchange rate will not be adjusted. If the stock price is less than $93.15 per share (subject to adjustment), the exchange rate will not be adjusted. Notwithstanding the foregoing, in no event will the total number of shares of Boston Properties common stock issuable upon exchange exceed 10.7353 per $1,000 principal amount of notes, subject to adjustments.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2